K&L Gates LLP 70 West Madison Street Suite 3100 Chicago, IL 60602-4207 T 312.372.1121 www.klgates.com

November 3, 2014

BY EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

PowerShares Actively Managed Exchange-Traded Commodity Fund Trust

1933 Act Registration No. 333-193135

1940 Act Registration No. 811-22927

Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, PowerShares Actively Managed Exchange-Traded Commodity Fund Trust (the “Trust”) hereby requests that effectiveness of pre-effective amendment no. 3 to its registration statement on Form N-1A, Securities Act of 1933 registration no. 333-193135 and Investment Company Act of 1940 file no. 811-22927, be accelerated to November 4, 2014, or as soon as practicable thereafter.

Very truly yours,

PowerShares Actively Managed Exchange- Traded Commodity Fund Trust

By:	/s/ Anna Paglia
Anna Paglia
Secretary